January 20, 2010

VIA EDGAR

Ms. Rebecca Marquigny
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE:	Principal Life Insurance Company Separate Account B (the “Registrant”)
Principal Investment Plus Variable Annuity Contract
File Numbers 333-116220 and 811-02091
Post-Effective Amendment No. 15 (“PEA 15”) to the Registration Statement on
Form N-4

Dear Ms. Marquigny:

Registrant is submitting this letter as requested in your voicemail message to Aneal Krishnamurthy of Dykema Gossett PLLC on January 19, 2010.

Registrant filed PEA 15 pursuant to Rule 485(a) under the Securities Act of 1933 on December 31, 2009. Registrant provided a clean courtesy copy of the filing to the staff on January 6, 2010. Registrant did not provide a redline marked copy of the filing showing changes from the last 485(a) filing because the prior three filings pursuant to Rule 485(a) were in the form of supplements to the prospectus. The last filing pursuant to Rule 485(a) that included the entire prospectus was in April 2008. Because of the number of changes to the prospectus over the past two years as well as the proposed disclosure reorganization discussed below, Registrant does not believe that providing a redline marked copy against the April 2008 filing would be of any beneficial use in the staff’s review process.

PEA 15 was filed primarily to reflect the proposed reorganization of the disclosure of the guaranteed minimum withdrawal benefit (“GWMB”) riders. The current prospectus includes the complete disclosure for one GMWB rider and disclosure of those features that vary for the other GWMB riders. The vast majority of the GWMB disclosure and the current format was previously reviewed by and commented upon by the staff in April 2008. In PEA 15, Registrant is proposing to include the complete disclosure for the GWMB rider being currently sold in the body of the prospectus and to move the disclosure of the other two GMWB riders into appendices. Each of the appendices will include the complete disclosure for that particular rider. Registrant requests that the staff focus its review on the proposed reorganization of the disclosure of the GWMB riders.

We appreciate your assistance with our filing. questions.

Please contact me if you have any

Sincerely, /s/ Jeffrey M. Pierick Jeffrey M. Pierick Counsel 711 High Street Des Moines, Iowa 503092-0300 (515) 362-2384 (office) (866) 496-6527 (facsimile) pierick.jeff@principal.com